September 2, 2005
Mail Stop 4561

By U.S. Mail and facsimile to (573) 761-6272

Mr. James E. Smith
Chief Executive Officer
Exchange National Bancshares, Inc.
132 East High Street
Jefferson City, MO 65101

Re:	Exchange National Bancshares, Inc
      Form 10-K for Fiscal Year Ended December 31, 2004
	File No.  000-23636

Dear Mr. Smith:

      We have reviewed your response letter dated August 19, 2005 and have the following additional comment.

Form 10-K

Exhibit 13

2004 Annual Report to Shareholders

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Allocation of the Allowance for Loan Losses, page 21
1. We read your August 19, 2005 response to our August 9, 2005 comment letter. We are not yet able to understand the changes in your allowance which resulted in a substantially smaller allowance at December 31, 2004 since:
* Total loans and nonperforming loans have significantly increased from December 31, 2003 to December 31, 2004;
* Your allowance for loans not impaired decreased $1.8 million from
$7.6 million in 2003 to $5.8 million in 2004, representing a decrease
in your ratio of non-impaired loan allowance to total loans from
1.3%
to 0.9%, and
* Your average ratio of total loan loss allowance to total loans has decreased from 1.4% to 1.2%.

      Please provide us with a quantitative and qualitative
analysis
which shows how 		you applied your allowance methodology to
loans not impaired in a consistent 	fashion to at each of
December 31, 2004 and December 31, 2003. Your analysis 	should
clearly demonstrate how you determined that the December 31, 2004
	allowance and the related provision for the year of $942,000
were appropriate. In 	your response, consider the documentation
requirements set forth in the FFIEC 	Policy Release on
Allowances
for Loan and Lease Losses dated July 2, 2001.

*    *    *    *

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comment and provide any requested supplemental information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

       You may contact Paula Smith (Staff Accountant) at (202)
551-
3696 or me at (202) 551-3490 if you have any questions regarding comments on the financial statements and related matters.


Sincerely,



							Don Walker
							Senior Assistant Chief
Accountant
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James E. Smith, Chief Executive Officer
Exchange National Bancshares, Inc.
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